UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

APT SATELLITE HOLDINGS LIMITED
(Name of Issuer)
ORDINARY SHARES, PAR VALUE HK$0.10 PER SHARE
(Title of Class of Securities)
00203R 105
(CUSIP Number)
CHINA AEROSPACE SCIENCE AND TECHNOLOGY CORPORATION
No. 16 Fu Cheng Road, Haidian District
BEIJING, PEOPLE’S REPUBLIC OF CHINA
(8610) 68373998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00203R105

1	NAMES OF REPORTING PERSONS China Aerospace Science & Technology Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		6,000,000 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		220,200,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,000,000 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

220,200,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,200,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.73% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC

CUSIP No.	00203R105

1	NAMES OF REPORTING PERSONS China Satellite Communications Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		-0- (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		220,200,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0- (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

220,200,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

220,200,000 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.28% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

This Statement on Schedule 13D is filed with respect to 226,200,000 ordinary shares (the “Shares”), par value HK$0.10 per share, of APT Satellite Holdings Limited (the “Issuer”) held by China Aerospace Science & Technology Corporation, formerly China Aerospace Corporation (“China Aerospace”). As a result of the merger described in Item 3 below, China Satellite Communications Corporation (“ChinaSat”) became a wholly-owned subsidiary of China Aerospace and China Aerospace acquired beneficial ownership of the ordinary shares of the Issuer directly and indirectly held by ChinaSat. China Telecommunications Broadcast Satellite Corporation, a wholly-owned subsidiary of ChinaSat (“CSCC Subsidiary”), had previously filed a Statement on Schedule 13G with respect to the ownership of ordinary shares of the Issuer.

Item 1.	Security and Issuer
The name of the subject company is APT Satellite Holdings Limited, and the address of its principal executive office is 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong. The class of securities to which this Statement relates are the ordinary shares of the Issuer, par value HK$0.10 per share (“Ordinary Shares”).

Item 2.	Identity and Background
(a)-(c) This Statement is filed jointly by China Aerospace and ChinaSat. China Aerospace and ChinaSat are hereinafter sometimes referred to collectively as the “Reporting Persons.” Each of China Aerospace and ChinaSat is a corporation organized under the laws of the People’s Republic of China.
The address of the principal office of China Aerospace is No. 16 Fu Cheng Road, Haidian District, BEIJING, PEOPLE’S REPUBLIC CHINA and the address of the principal office of ChinaSat is Building A, Lanhua International Plaza, No. 19 Anhuibeili Anyuan, Chaoyang District, Beijing, China.
China Aerospace is engaged in the research, design, testing and manufacturing of launch vehicles and satellites. ChinaSat is also a satellite operator in the People’s Republic of China.
(d); (e) During the last five years, neither China Aerospace nor ChinaSat, or, to their knowledge, any of their respective directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Effective September 14, 2009, ChinaSat and China Aerospace completed a merger transaction pursuant to which ChinaSat became a wholly-owned subsidiary of China Aerospace (the “Merger”). The Merger is more fully described in the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on April 17, 2009. As a result of the Merger, China Aerospace may be considered to beneficially own all Ordinary Shares held of record by ChinaSat.

Item 4.	Purpose of Transaction
As described in Item 3 above, this statement is being filed in connection with the Merger. The Reporting Persons acquired the Shares for investment purposes. China Aerospace or ChinaSat may determine to purchase additional Ordinary Shares of the Issuer in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While neither China Aerospace nor ChinaSat has any present plans to sell any of the Shares, either one of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. Except as set forth above, the Reporting Persons have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.
The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals for any of the transactions specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons. China Aerospace directly owns 6,000,000 Ordinary Shares of the Issuer and 100 shares of APT Satellite International Company (“APT International”) (representing one-seventh of all the issued and outstanding capital stock of APT International). CSCC Subsidiary directly owns 6,000,000 Ordinary Shares of the Issuer and CSCC Subsidiary directly owns 200 shares of APT International (representing two-sevenths of all the issued and outstanding capital stock of APT International). APT International in turn legally and beneficially owns 214,200,000 Ordinary Shares of the Issuer, representing approximately 51.83% of all the Issuer’s issued and outstanding Ordinary Shares.

All shareholders of APT International have entered into a Shareholders’ Agreement dated December 6, 1996 (the “Shareholders’ Agreement”), which contains (among other things) provisions restricting the transfer or other disposal or encumbrance by any shareholder of APT International of shares in APT International, and granting mutual rights of pre-emption among such shareholders in the event of any proposed transfer by such a shareholder of any shares in APT International. Therefore, each of China Aerospace and ChinaSat may be deemed to share investment power over the 214,200,000 Ordinary Shares of the Issuer owned by APT International.
(b) See items 7 through 10 of the cover pages to this Schedule 13D for number of Ordinary Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.
(c) None of ChinaSat or China Aerospace or, to their knowledge, any of their respective executive officers or directors, has engaged in any transaction in any shares of the Issuer during the sixty days immediately preceding the date hereof.
(d); (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
All shareholders of APT International have entered into the Shareholders’ Agreement, as described in Item 5 above. A copy of the Shareholders’ Agreement is incorporated herein by reference as Exhibit 99.3.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	List of each executive officer, director or person controlling China Aerospace.
99.2	List of each executive officer, director or person controlling ChinaSat.
99.3	Shareholders’ Agreement dated December 6, 1996 (incorporated herein by reference to Exhibit 1 to China Aerospace International Holdings Ltd.’s Schedule 13D filed on May 14, 1998).

CUSIP NO. 00203R105	SCHEDULE 13D
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.
Dated: January 19, 2010

China Aerospace Science & Technology Corporation
By:	/S/ Shen Qiang
	Name:	Shen Qiang
	Title:	Deputy Director, Marketing and Investment Department

China Satellite Communications Corporation
By:	/S/ Mu Haoping
	Name:	Mu Haoping
	Title:	Chief Accountant

JOINT FILING AGREEMENT
We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.
Dated: January 19, 2010

China Aerospace Science & Technology Corporation
By:	/S/ Shen Qiang
	Name:	Shen Qiang
	Title:	Deputy Director, Marketing and Investment Department

China Satellite Communications Corporation
By:	/S/ Mu Haoping
	Name:	Mu Haoping
	Title:	Chief Accountant